Exhibit 99.1

Navigator Holdings Ltd.

November 19, 2021
TO THE SHAREHOLDERS OF
NAVIGATOR HOLDINGS LTD.

Enclosed is a Notice of the 2021 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”), which will be held at the offices of Watson Farley & Williams LLP, 28 Avenue Victor Hugo, 75116, Paris, France, at 09:00 A.M. local time on December 14, 2021, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company’s 2020 Annual Report on Form 20-F containing the Company’s audited financial statements for the fiscal year ended December 31, 2020 (the “2020 Annual Report”), are available on the Company’s website at www.navigatorgas.com. Any shareholder may receive a hard copy of the 2020 Annual Report, free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect Directors to serve until the 2022 Annual Meeting of Shareholders (“Proposal One”); and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the record date, November 15, 2021.

If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY INTERNET AT WWW.PROXYVOTE.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD.

YOU MAY ALSO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.

THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN COMPLETING ONLINE OR RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Dag von Appen
Non-Executive Chairman

NAVIGATOR HOLDINGS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 14, 2021

NOTICE IS HEREBY given that the 2021 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”) will be held at 09:00 A.M. local time on December 14, 2021, at the offices of Watson Farley & Williams LLP, 28 Avenue Victor Hugo, 75116, Paris, France, for the following purposes, of which item one is more completely set forth in the accompanying Proxy Statement:

1.	To elect Directors to serve until the 2022 Annual Meeting of Shareholders (“Proposal One”); and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on November 15, 2021, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY INTERNET AT WWW.PROXYVOTE.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. YOU MAY ALSO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.

THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN COMPLETING ONLINE OR RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on November 15, 2021.

If you attend the Meeting, you may revoke your proxy and vote in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and related materials, including the Company’s 2020 Annual Report on Form 20-F, are available on the Company’s website at www.navigatorgas.com. Any shareholder may receive a hard copy of the 2020 Annual Report, free of charge upon request.

BY ORDER OF THE BOARD OF DIRECTORS

Secretary
November 19, 2021

NAVIGATOR HOLDINGS LTD.

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 14, 2021

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Navigator Holdings Ltd., a Marshall Islands corporation (the “Company”), for use at the Annual General Meeting of Shareholders to be held at the offices of Watson Farley & Williams LLP, 28 Avenue Victor Hugo, 75116, Paris, France, at 09:00 A.M. local time on December 14, 2021, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 19, 2021, to shareholders of the Company entitled to vote at the Meeting. These materials can also be found on the Company’s website at www.navigatorgas.com.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on November 15, 2021 (the “Record Date”) consisted of 77,181,552 shares of common stock, par value $0.01 (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the issued and outstanding Common Shares present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy, shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting, unless otherwise required by law or the articles of incorporation or bylaws of the Company.

Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on the other proposal.

The Common Shares are listed on the New York Stock Exchange under the symbol “NVGS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s London representative office, 10 Bressenden Place, London, SWIE 5DH, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The board of directors of the Company consists of eight members. As provided in the Company’s Amended and Restated Articles of Incorporation, the directors of the Corporation shall be elected at each annual meeting of shareholders. Each director shall be elected to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Accordingly, the board of directors of the Company has nominated the individuals set forth below under the caption “Nominees for Election to the Company’s Board of Directors” for election, each as a director whose term would expire at the Company’s 2022 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that one or more nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Dag von Appen	58	Director and Non-Executive Chairman of the Board
Andreas Beroutsos	55	Director
Dr. Heiko Fischer	54	Director
David Kenwright	73	Director
Alexander Oetker	46	Director
Andreas Sohmen-Pao	50	Director
Peter Stokes	71	Director
Florian Weidinger	40	Director

Certain biographical information about the nominees is set forth below.

Dag von Appen. Dag von Appen has been a member of the Board since August 4, 2021, as a designee of Naviera Ultranav Limitada following the merger of the fleet and business activities of Ultragas ApS with that of Navigator. He was appointed as Non-Executive Chairman of Navigator on September 23, 2021, following the retirement of Mr. David Butters. Mr. von Appen has been Chairman of the Board of Ultranav Limitada since 2002 and a Board Member of Ultramar Ltda. since 1999, as well as other Chilean and international businesses. He holds a degree in Economics from the Universidad de Chile in Santiago and also completed the Advanced Management Program at Harvard Business School of Boston. Mr. von Appen is a Chilean and German citizen and resides in Santiago, Chile.

Andreas Beroutsos. Andreas Beroutsos has been a member of the Board since December 22, 2020, as a designee of BW Group. Mr. Beroutsos is the Managing Director, Investments, and the senior group executive for strategic new businesses, at BW Group, a position he has held since 2020. Mr. Beroutsos was a member of the board of OSX-listed BW LPG, an energy transportation company associated with BW Group, from 2013 until 2020. In his 13 years as a private equity investor, Mr. Beroutsos has been the executive vice president and senior portfolio manager for private equity & infrastructure at Caisse de Dépôt et Placement du Québec (CDPQ), a leading Canadian institutional investor that manages public and para-public pension plans and insurance programs. At CDPQ, Mr. Beroutsos served on the management committee, client committee, and cross-asset-class investment-risk committee; and was the chair of the private equity and infrastructure investment committees. Subsequently, Mr. Beroutsos was a partner at HRS Management LLC. Prior to CDPQ, Mr. Beroutsos led private investments at multi-strategy fund Eton Park Capital Management. Earlier in his career, Mr. Beroutsos spent 17 years at McKinsey & Co., where he was a senior partner. Mr. Beroutsos has been a member of the board of directors of PetSmart, Inc., a pet supplies company and parent of NYSE-listed Chewy (CHWY), since 2015 and of HIG Acquisition Corp. (NYSE: HIGA) since 2020. In 2013, Mr. Beroutsos was selected by European and Greek authorities to serve as an Independent Member on the Board of the Hellenic Financial Stability Fund, overseeing the recapitalization of Greek banks. He holds M.B.A. and B.A. degrees from Harvard University.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. From May 2004 to June 2021, Dr. Fischer was Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freightcar lessor and logistics company which had been traded on the Frankfurt Stock Exchange between 2007 and 2019. He was a member of the Supervisory Board of Hapag-Lloyd AG, a listed German container shipping company. He is the Chairman of the Advisory Board of TRANSWAGGON-Gruppe and a member of the Advisory Boards of BroadPeak Global LP, Brueckenhaus Grundstueckgesellschaft m.b.h. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co. as well as a member of the Administrative Boards of TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilians-University (JMU) in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd., the Aberdeen Business Centre, and Chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., is also a non-executive director of Oxford Electromagnetic Systems Limited and was previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is a Shareholder of the Oetker Group with interests in food, beer, hotels, banking and chemical companies. In addition, Mr. Oetker is the Founder and Chief Executive Officer of A. O. Schifffahrt GmbH, a bulk shipping company based in Hamburg, Germany. Before founding A. O. Schifffahrt in 2003, Mr. Oetker was employed as chartering manager of Hamburg Sud and by Hutchison Port Holdings in Hong Kong.

Andreas Sohmen-Pao. Andreas Sohmen-Pao has been a member of the Board since August 4, 2021, as a designee of BW Group. Mr. Sohmen-Pao has been Chairman of BW Group since 2014, and affiliated entities BW LPG since September 2013, BW Offshore since November 2014, Hafnia since May 2014, BW Epic Kosan since May 2019 and BW Energy since November 2019. He has also been Chairman of the Singapore Maritime Foundation since January 2016, the Global Centre for Maritime Decarbonisation since July 2021, and a trustee of the Lloyd’s Register Foundation since June 2018. Mr. Sohmen-Pao was previously Chief Executive Officer of BW Group from September 2004 to March 2015. He served as a non-executive director of The Hongkong and Shanghai Banking Corporation Ltd., The London P&I Club, The Esplanade Co Ltd, National Parks Board Singapore, Sport Singapore and the Maritime and Port Authority of Singapore amongst others. Mr. Sohmen-Pao graduated from Oxford University in England with an honours degree in Oriental Studies and holds an MBA from Harvard Business School.

Peter Stokes. Peter Stokes has been a member of the Board since August 4, 2021, as a designee of Naviera Ultranav Limitada. Through his work as a senior investment banker and boards of director positions, Mr. Stokes has long-standing experience in acting as advisor to many shipping companies. Mr. Stokes has been Chairman of the Global Maritime Forum since 2017. Mr. Stokes was a director and subsequently senior adviser of Lazard Ltd. from 1998 to 2021. Prior to joining Lazard, Mr. Stokes was a founder and partner of Castalia Partners from 1992 to 1998. Due to his breadth of knowledge, Mr. Stokes is a frequent speaker at international shipping and finance conferences. Mr. Stokes is a British citizen and resides in England.

Florian Weidinger. Florian Weidinger has been the CEO of Santa Lucia Asset Management (SLAM), a Singapore-based investment firm since 2021. Prior to that role, he was the founder of Hansabay in 2011, which merged its business with SLAM in 2021. Before that, Mr. Weidinger was a vice president at Lehman Brothers where he last worked for the insolvency administration, after several years with the risk arbitrage, principal investing and investment banking divisions. He has held multiple board directorships across sectors. Mr. Weidinger holds a BSc from City University of London, an MBA from the Stanford Graduate School of Business, and an MS in Environment and Resources from Stanford University’s School of Earth Sciences.

Audit Committee. The Company’s board of directors has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s independent public accounting firm.

The Audit Committee currently consists of Florian Weidinger, David Kenwright, Alexander Oetker and Dr. Heiko Fischer. As the Company is a foreign private issuer, it is exempt from the committee corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.navigatorgas.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call the company’s London representative office at +44 20 7340 4850, or e-mail InvestorRelations@navigatorgas.com.

By Order of the Board of Directors

Secretary
November 19, 2021

VOTE BY INTERNET—www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 12/13/2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. NAVIGATOR HOLDINGS LTD ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS VERDE BUILDING, 10 BRESSENDEN PLACE If you would like to reduce the costs incurred by our company in mailing proxy materials, LONDON, SW1E 5DH you can consent to receiving all future proxy statements, proxy cards and annual reports UNITED KINGDOM electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 12/13/2021. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY For Withhold For All All All Except To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the The Board of Directors recommends you vote FOR nominee(s) on the line below. the following Directors to serve until the 2022 Annual Meeting of Shareholders: 1. Election of Directors Nominees 01 Dag von Appen 02 Andreas Beroutsos 03 Dr. Heiko Fischer 04 David Kenwright 05 Alexander Oetker 06 Andreas Sohmen-Pao 07 Peter Stokes 08 Florian Weidinger NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com NAVIGATOR HOLDINGS LTD Annual Meeting of Shareholders December 14, 2021 9:00 AM This proxy is solicited by the Board of Directors The shareholders hereby appoint Dag von Appen and John Reay, or either of them, as proxies, each with the power to appoint their substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of NAVIGATOR HOLDINGS LTD that the shareholders are entitled to vote at the Annual Meeting of Shareholders to be held at 9:00 AM local time on December 14, 2021, at Watson Farley & Williams LLP, 28 Avenue Victor Hugo, 75116, Paris, France, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side